

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 7, 2015

Via E-mail
Richard Murray, Ph.D.
Chief Executive Officer and President
Jounce Therapeutics, Inc.
1030 Massachusetts Avenue
Cambridge, MA 02138

> **Re:** **Jounce Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 6, 2015**
> **CIK No. 0001640455**

Dear Dr. Murray:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Risks related to our financial position and need for additional capital
"We will require substantial additional financing…," page 41

1. Please disclose how long you anticipate current cash and cash equivalents in addition to the proceeds of this offering to last before you need to raise additional capital.

Use of Proceeds, page 68

2. Please clarify the stage of development you anticipate you will achieve using the proceeds you will allocate to advance JTX-2011.

Richard Murray, Ph.D.
Jounce Therapeutics, Inc.
December 7, 2015
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates
Stock-based compensation, page 81

3. We may have additional comments on your accounting for equity issuances including
    stock compensation and beneficial conversion features. Once you have an estimated
    offering price, please provide us an analysis explaining the reasons for the differences
    between recent valuations of your common stock leading up to the IPO and the estimated
    offering price.

Results of operations
Comparison of the six months ended June 30, 2014 and 2015
Research and development, page 86

4. Please revise your disclosure here and in your discussion of the annual financial results to
    disclose the costs incurred during each period presented and to date on each of your key
    research and development projects. If you do not track your research and development
    costs by project, please disclose that fact and explain why you do not maintain and
    evaluate research and development costs by project. Please provide other quantitative or
    qualitative disclosure that indicates the amount of your resources being used on the
    project.

Business, page 94

Overview, page 94

5. At first use, please provide a brief explanation for the term "enriched-enrollment clinical
    trial designs" and explain why you believe they will lead to shortened development
    timelines. Please make corresponding changes to the Prospectus Summary.

Manufacturing, page 110

6. We note that you have entered into a long-term contract with a CMO for your JTX-2011
    clinical trials. Please identify this CMO and file this contract as an exhibit to your
    registration statement. In the alternative, please provide your analysis supporting your
    determination that you are not substantially dependent on the agreement. Your analysis
    should address whether the CMO has unique or proprietary technology that would be
    difficult to transfer to another manufacturer.

Competition, page 111

7. To the extent known, please disclose the stages of development for competing product
    candidates.

Exclusive License Agreement with Sloan-Kettering Institute…, page 113

8. We note that you are required to achieve certain developmental milestones within certain time periods and that the license agreement is terminable if you fail to meet these milestones. Please provide a description of these milestones.

Principal stockholders, page 146

9. Please revise your beneficial ownership table to indicate that Robert Tepper beneficially owns 49,000,000 shares, as he shares voting and investment power over the shares held of record by TRV II LP and TRV III LP. Please also include a footnote to explain Dr. Tepper's beneficial ownership of such shares and his relationship with TRV II LP and TRV III LP.

Description of capital stock, page 148

10. Please provide disclosure in this section explaining the terms of the exclusive forum provision in your bylaws.

General

11. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551- 3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
        Ryan S. Sansom, Esq.
        Goodwin Procter LLP
        Exchange Place
        Boston, Massachusetts 02109